(20) (i) Press Release dated June 27, 2001.

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                                 Press Release

                         For:       Medicore, Inc.

                         Address:   2337 West 76th Street
                                    Hialeah, Florida 33016

                         Telephone: (201) 288-8220

                         Contact:   Thomas K. Langbein
                                    Chief Executive Officer
                                    And President

                              For Immediate Release

              Medicore, Inc. Reports Shareholder Approval and
              Closing of Sale of Its Interest in Techdyne, Inc.

Hialeah, Florida, June 27, 2001- Medicore, Inc. (Nasdaq - MDKI) announced shareholder approval today at its annual Meeting of Stockholders of the sale of its stock ownership in Techdyne, Inc. to Simclar International Limited. The sale of Medicore's 71.3% of Techdyne's outstanding shares, which closed subsequent to shareholder approval, is pursuant to an Agreement for Sale and Purchase of Shares among Medicore, Techdyne and Simclar providing for consideration of $10,000,000 at closing plus 3% of Techdyne consolidated sales for each of the next three fiscal years, with an aggregate minimum earn-out of $2,500,000 and a maximum earn-out of $5,000,000.

Thomas K. Langbein, Chief Executive Officer and President commented, "We are very pleased with the approval by our shareholders of the sale of our interest in Techdyne, which strengthens our financial position and gives us the opportunity to more aggressively pursue our remaining business, particularly our dialysis operations."

The Company manufactures and distributes medical products, invests in and incubates technology companies, and is engaged in the operation of kidney dialysis centers through Dialysis Corporation of America ("DCA") which has eight centers in Pennsylvania, New Jersey and Georgia, and a 40% interest in an Ohio center, which it also manages. DCA also provides contracted acute dialysis services to hospitals in the states in which it operates. DCA is presently developing two additional centers in Georgia, anticipated to open in the third quarter, and continues to actively pursue development of additional centers around the country.

This release contains forward-looking statements that are subject to risks and uncertainties, including but not limited to, certain delays beyond the Company's control with respect to future business events, including general economic conditions, demand for customers' products and services, regulation of dialysis operations, government rate determination for Medicare reimbursement, the highly competitive environment in the operation and acquisition of dialysis centers and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.